

Mail Stop 7010

July 31, 2008

Mr. Duncan J. Palmer
Chief Financial Officer
Owens Corning
One Owens Corning Parkway
Toledo, OH 43659

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **File No. 1-33100**

Dear Mr. Palmer:

     We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

General

2. For any credit facility or other financial instrument that requires Owens Corning or its subsidiaries to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are, and quantify what the ratios are as of the most recent date practicable. We note the risk factor disclosure here and in the March 31, 2008 10-Q that the credit agreement governing Owens Corning's credit facilities and the indenture governing Owens Corning's senior notes contain various covenants that impose significant operating and financial restrictions on Owens Corning and/or its subsidiaries.

Items Affecting Comparability, page 32

3. We note your statements that you do not find reported earnings from continuing operations before interest and taxes to be the most useful and transparent financial measure of your year-over-year operational performance, and you believe that adjustments to earnings from continuing operations before interest and taxes provide a more meaningful representation of your operational performance. You should not state a preference for a non-GAAP measure over a GAAP measure. Please revise here and elsewhere throughout the filing.

Executive Officers of Owens Corning (as of February 26, 2008), page 21; Directors, Executive Officers and Corporate Governance, page 59

4. Describe briefly the business experience during the past five years of Messrs. Scott Deitz, Joseph C. High, William E. LeBaron, Ralph F. Hake, F. Philip Handy, David J. Lyon, Daniel K.K. Tseung, Joseph F. Neely, James J. McMonagle, and W. Howard Morris. For example, it is unclear when Mr. Scott was Vice President, Investor Relations for Stora Enso Oyj. See Item 401(e)(1) of Regulation S-K.

Compensation Discussion and Analysis, page 65
Annual Incentive Plan, page 69

5. Please identify and quantify all individual performance measures.

6. It is not clear what the "Threshold Funding, Target Funding and Maximum Funding" amounts represent and how they are used to determine the dollar amount of incentive compensation paid. It's not clear if the funding amounts actually represent the performance target that must be met to receive incentive compensation or what payments are made based upon the three funding amounts. Please clarify.

7. Please distinguish between bonus and incentive compensation under the CIP. Disclose what bonus paid is based on, including why certain officers received a bonus and others didn't but all received incentive compensation under the CIP.

2007 Outstanding Equity Awards at Fiscal Year-End Table, page 81; 2007 Pension Benefits Table, page 82

8. It is unclear to which column or columns of each of these tables footnote (5) relates. Please revise.

2007 Non-Employee Director Compensation, page 87

9. We assume that footnote (2) next to the name of Mr. Daniel K.K. Tseung in the table is inadvertent. Please revise.

10. If Owens Corning has a lead director, so indicate. We note the disclosure in exhibit 10.32 that the lead director receives an additional retainer of $75,000.

Compensation Committee Interlocks and Insider Participation, page 88; Certain Transactions with Related Persons, page 93; Review of Transactions with Related Persons, page 93; Director Independence, page 93

11. Absent additional disclosure about the transactions, it is unclear what "certain relationships and transactions involving Landon Hilliard and James J. McMonagle" there were. See Item 404 of Regulation S-K and Release No. 34-5430A. Please advise and revise.

Financial Statements
Note 1 – Business and Summary of Significant Accounting Policies, page 107
General

12. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the marketing and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as marketing and administrative expenses.

Inventory Valuation, page 109

13. We note that approximately half of your inventories are valued using the FIFO method and the balance of inventories is generally valued using the LIFO method. You should generally use one inventory method for similar types of inventories. Please disclose which types of inventory you use each method for. Please disclose whether you use both methods for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to the LIFO method being used for similar types of inventory in countries that permit the LIFO method and the FIFO method may be used in countries that do not permit the use of the LIFO method. If this is the case for some of your inventory, please also disclose the foreign countries with similar inventory categories that you use the FIFO method in.

Properties and Depreciation, page 110

14. The range of useful lives for your machinery and equipment of two to twenty years is very broad. Please breakout the machinery and equipment category in the table to Note 5 into smaller components. Please disclose the range of useful lives for each revised category presented in Note 5. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Note 4 – Goodwill and Intangible Assets, page 118

15. We note that your goodwill impairment test in 2007 resulted in no impairment. Please provide us with the analysis performed in accordance with paragraphs 19 and 20 of SFAS 142 supporting your conclusion that goodwill was not impaired as of December 31, 2007. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Also, please tell us how you concluded that no triggering events occurred that would require an interim test during either the quarter ended March 31, 2008 or the quarter ended June 30, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2008

General

16. Please address the above comments in your interim filings as well, as applicable.

Risk Factors, page 51
Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry, page 57

17. State the amount of Owens Corning's indebtedness as of the most recent date practicable.

Downgrades of our credit ratings could adversely affect us, page 57

18. State what Owens Corning's credit rating is as of the most recent date practicable.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Jennifer R. Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief